Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Northcore releases new remarketing application on next generation of
            Motorola handheld devices

            TORONTO, April 26 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced that it has released a new mobile asset remarketing application for the next generation Motorola handheld devices.
            The application extends the powerful asset management suite of products available through GE Asset Manager, LLC, www.GEassetmanager.com, Northcore's
joint venture with GE Capital Solutions. Corporations seeking to vend used assets can now benefit from process improvements made possible through the industry's first holistic remarketing platform. This solution combines financial information from internal accounting systems with in-field condition reports and photographs, to provide the fulsome online data set required by prospective buyers. This complete asset information is then automatically provided through Northcore's Asset Seller platform to a variety of public sales channels including client branded used equipment websites and
www.GEasset.com. The initial client for the toolset will be the NACCO material handling group, a preeminent manufacturer in the global material handling arena. In this implementation, end of lease customer assets can also be accessed through an intranet of authorized dealers for subsequent resale.
            By using this application, customers are able to reduce process times in the asset remarketing lifecycle and provide both asset custodians and potential purchasers with the most current and comprehensive information possible. The solution allows the corporate remarketing function to become pro-active, facilitating instantaneous asset sale events in support of planned reorganizations, liquidations and end of lease dates. The Motorola devices were selected because of their rugged dependability and wealth of mixed-media capabilities.
            "Our relationship with Motorola, which we announced in March 2009, has paid dividends with this extension to the Asset Manager product line. Given the efficacy of this technique, we expect this to be the first of several deployments into the important area of at-location processing. As Motorola continues to evolve its family of devices, we will likewise enhance our tools to take advantage of the platform's additional capabilities," said Duncan
Copeland, CEO of Northcore Technologies.

            About Northcore Technologies Inc.

            Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
            Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
            Additional information about Northcore can be obtained at
www.northcore.com.

            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

            %SEDAR: 00019461E %CIK: 0001079171

            /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 11:16e 26-APR-10